CANALASKA VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of CanAlaska Ventures Ltd. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on September 22, 2004 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2004, and the auditors’ report thereon.

2.

To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

3.

To elect Directors for the ensuing year.

4.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 5,462,887 shares.

5.

To approve, by disinterested shareholders, amendments to stock options previously granted by the Company to Insiders.

6.

To approve the potential issuance of nominal value performance shares as fully described in the Information Circular.

7.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  Pacific North West Capital Corp., Freegold Ventures Limited and El Nino Ventures Inc.

8.

To approve, by special resolutions, that:

a)

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

b)

Subject to paragraph (c) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

c)

The Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

9.

To adopt the following special resolutions, that:

a)

The existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

b)

The alterations made to the Company’s Articles shall take effect upon deposit of this resolution into the Company’s Minute Book.

10.

To adopt the following special resolutions, that:

a)

the maximum number of common shares of the Company that the Company is authorized to issue be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

b)

the Notice of Articles of the Company be altered accordingly;

c)

subject to paragraph (d) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

11.

To approve the hours for inspection of the Company’s records to be between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

12.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 26th day of August, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Chairman